Insider Report for Geoffrey Chase Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: CHASE ( Starts with )
Given name	: GEOFFREY ( Starts with )
Transaction Date	: December 29, 2003 - December 29, 2003
Equity securities	: Common Shares

Insider name:	Chase, Geoffrey Charles
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Underlying	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	security	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	designation	equivalent
			applicable)							number or
value of
underlying
securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

153878	2003-12-29	2003-12-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	3.4700	68,000